SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number 333-58295

MAINSOURCE FINANCIAL GROUP, INC. 401 (K) AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

MAINSOURCE FINANCIAL GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

2105 North State Road 3 Bypass
Greensburg, Indiana 47240
(Address of principal executive office)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK

OWNERSHIP PLAN

FINANCIAL STATEMENTS

December 31, 2015 and 2014

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Greensburg, Indiana

FINANCIAL STATEMENTS

December 31, 2015 and 2014

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

MainSource Financial Group, Inc. 401(k)

and Employee Stock Ownership Plan

Greensburg, Indiana

We have audited the accompanying statements of net assets available for benefits of MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Indianapolis, Indiana

June 27, 2016

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
ASSETS

Investments, at fair value (Note 3)	$55,160,958	$52,598,168
Employer contribution receivable	1,585,437	1,273,849
Notes receivable from participants	88,141	82,583
TOTAL ASSETS	56,834,536	53,954,600

LIABILITIES

Expenses payable	82,492	—
TOTAL LIABILITIES	82,492	—

NET ASSETS AVAILABLE FOR BENEFITS	$56,752,044	$53,954,600

See accompanying notes to financial statements.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Investment income
Net depreciation in fair value of investments (Note 3)	$(1,361,000)
Interest and dividends	2,138,395
Total investment income	777,395

Contributions
Employer	3,006,883
Participants	2,843,506
Rollovers	440,168
6,290,557

Benefits paid to participants	(4,136,877)
Plan expenses	(133,631)
Total deductions	(4,270,508)

Net increase	2,797,444

Net assets available for benefits
Beginning of year	53,954,600

End of year	$56,752,044

See accompanying notes to financial statements.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN

The following description of MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering all employees of the MainSource Financial Group, MainSource Bank, and MainSource Title LLC (collectively, “the Company”) who are age 18 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute up to 60% of their pretax eligible compensation to the Plan.  Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.  Effective January 1, 2010, new participants are automatically enrolled to defer 3% of eligible compensation subject to the same provisions previously mentioned.  The contributions are invested in a Life Cycle Fund that corresponds to the participant’s estimated time of retirement, unless the participant changes the allocation.  The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan to participants who have provided at least one year of service.  For 2015, the Company matched the employee contributions at a rate of 80% up to 8% of the participant’s compensation.  The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan to participants with at least one year of service who are employed on the last day of the Plan year.  An additional contribution of 5.0% of eligible participants’ compensation was authorized for 2015.  The amount of this contribution was $1,585,437 and is shown as a receivable on the Statement of Net Assets Available for Benefits.  This payment was made in March 2016.  All contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s own contribution and their share of the Company’s contributions and is charged with their withdrawals and an allocation of administrative expenses.  The allocation of the Company’s matching contribution is based on participant deferrals and compensation.  The allocation of any additional discretionary Company contribution is based on compensation.  Allocation of earnings is based on participants’ account balances.  The benefit to which a participant is entitled is that provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their own contributions and rollovers plus earnings thereon.  Vesting in the Company’s matching contribution and additional employer contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:

Years of Service	Vesting Percentage

1	0
2	20
3	40
4	60
5	80
6	100

A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Forfeitures:  Forfeited balances of terminated participants’ nonvested accounts may be used to offset future employer matching contributions or administrative expenses of the Plan.  At December 31, 2015 and 2014, forfeited accounts totaled $22,125 and $121,875, respectively.  During 2015, $229,624 of the forfeiture account was used to offset employer matching contributions and administrative expenses.

Payment of Benefits:  Upon termination of service, a participant may elect to receive an amount equal to the value of his or her vested interest in their account in the form of a lump sum or installment payments.  Balances are generally paid as a single lump-sum distribution.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Administrative and Investment Management Expenses: Plan recordkeeping, accounting, and trustee fees are paid by the Plan and are reflected in the financial statements as plan expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in plan expenses.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.

Notes Receivable from Participants:  Participants may borrow from the Plan.  The amount that can be borrowed is a maximum generally equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms generally range from 1 to 5 years; however, they may be as long as 30 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the plan administrator.  Principal and interest payments are made through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting based on U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Investment management fees are netted into the returns on the mutual fund investments.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks such as interest rate, market, liquidity and credit risk.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid principal balance plus any accrued, but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits:  Benefits are recorded when paid.

Concentration of Credit Risk:  At December 31, 2015 and 2014, approximately 26% and 25%, respectively, of the Plan’s assets were invested in MainSource Financial Group, Inc. common stock.  This stock has full voting rights.

Adoption of New Accounting Standards

In May and July 2015, the Financial Accounting Standards Board amended various disclosure requirements applicable to investments held by defined contribution pension plans. The new guidance clarifies that a plan’s investments in stable value funds are not fully benefit-responsive investment contracts and should be measured and presented only at fair value. The new guidance also eliminates or simplifies various disclosure requirements applicable to plan investments. Adoption of the new guidance resulted in removal of  investments for which fair value is measured at net asset value (or its equivalent) from the fair value hierarchy, the reporting of investments within the fair value hierarchy by general type rather than by classes of investments, and other changes in investment disclosure requirements. The Plan elected to early adopt these standards, each of which requires retrospective application to all periods presented.  The adoption of these standards had no effect on the Plan’s net assets available for benefits or changes therein.  However,

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Investments, at fair value was reduced by $11,084 from the amount previously reported as of December 31, 2014, the Adjustment from fair value to contract value for fully benefit-responsive investment contracts of $11,084 as of December 31, 2014 was eliminated.

NOTE 3 — FAIR VALUE MEASUREMENTS

Fair Value:  Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  Transfers between hierarchy measurement levels are recognized by the Plan as of the end of the reporting period.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and money market funds:  The fair values of mutual fund and money market fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  The fair value of MainSource Financial Group, Inc. common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Stable value fund:  The fair value of participation units in the Federated Capital Preservation Fund — Institutional Service Pricing Class, a stable value collective trust, is based upon the net asset values of such fund, as reported in the audited financial statements of the fund.  The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.  The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee’s interest in the plan to another investment election, or paying trust fees.  Withdrawals from the Fund for any other purpose generally require 12 months advance written notice.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Investments measured at fair value on a recurring basis are summarized below

		Fair Value Measurements at December 31, 2015 Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Company common stock	$14,721,679	$14,721,679	$—	$—
Money market fund	30,054	30,054	—	—
Mutual funds	37,052,591	37,052,591	—	—
Stable value fund*	3,356,634	—	—	—
Total	$55,160,958	$51,804,324	$	$—

There were no transfers between Level 1 and Level 2 during 2015.

		Fair Value Measurements at December 31, 2014 Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Company common stock	$13,661,890	$13,661,890	$—	$—
Money market fund	102,937	102,937	—	—
Mutual funds	35,412,792	35,412,792	—	—
Stable value fund*	3,420,549	—	—	—
Total	$52,598,168	$49,177,619	$—	$—

*Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain professional fees related to the administration of the Plan were paid by the Company.  Fees paid by the Plan in 2015 to Crowe Horwath LLP, the auditors, of $22,000 qualify as party-in-interest transactions.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

The Plan’s investments in MainSource Financial Group, Inc. common stock at December 31, 2015 and 2014 qualify as party-in-interest investments.  Fees paid by the Plan in 2015 to Swerdlin & Company, the recordkeeper, of $94,199 qualify as party-in-interest transactions.  Fees paid by the Plan in 2015 to First Bankers Trust Services, the trustee, of $35,000 qualify as party-in-interest transactions.  Custodial fees to TD Ameritrade also qualify as party-in-interest.

The Plan received dividend income from investments in MainSource Financial Group, Inc. common stock.  These dividends qualify as party-in-interest transactions.  The total dividends received from the MainSource Financial Group, Inc. common stock in 2015 was $344,043.

Notes receivable from participants also reflect party-in-interest transactions.

NOTE 6 - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated January 29, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, Plan management believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the states of Indiana and Illinois; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 to the Form 5500:

2014

Net assets available for benefits per the financial statements	$53,954,600
Deficiency of contract value over estimated fair value of investment in stable value fund	11,084

Net assets per the Form 5500	$53,965,684

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2015, per the financial statements to the net income reported in the 2015 Form 5500:

Increase in net assets available for benefits per the financial statements	$2,797,444
Change in excess of estimated fair value over contract value of investment in stable value fund	(11,084)

Net income per the Form 5500	$2,786,360

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of Plan Sponsor:  MainSource Financial Group, Inc.

Employer Identification Number:  35-1562245

Three-Digit Plan Number:  001

		(c)
		Description of
	(b)	Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

		Mutual Funds
	RS	Small Cap Growth Fund	**	$1,811,120
	Federated Investors, Inc.	Total Return Bond Fund	**	3,619,915
	Federated Investors, Inc.	Mid Cap Index Fund	**	2,680,616
	Lazard Funds	Emerging Markets Equity Instl	**	908,635
	Prudential Funds	Jennison Mid-Cap Growth Z	**	4,212,963
	Vanguard Funds	Small Cap Index	**	1,133,879
	American Funds	Europacific Growth R5	**	1,972,112
	RidgeWorth	Large Cap Value Equity I	**	2,503,701
	Vanguard Funds	Target Retirement 2015	**	1,637,129
	Vanguard Funds	Target Retirement 2025	**	2,503,526
	Vanguard Funds	Target Retirement 2035	**	2,699,030
	Vanguard Funds	Target Retirement 2045	**	1,227,700
	Vanguard Funds	Total Stock Market Index	**	9,988,245
	Vanguard Funds	Total International Stock Index	**	154,020

		Money Market Fund
*	TD Ameritrade	Money Market Fund	**	30,054

		Collective Trust
	Federated Investors, Inc.	Capital Preservation Fund — Institutional Service Pricing Class	**	3,356,634

		Common Stock
*	MainSource Financial Group, Inc.	Common stock	**	14,721,679

		Participant Loans
*	Participant Loans	Bearing interest at rates ranging from 4.25% to 5.00%	**	88,141
				$55,249,099

*                 Denotes party in interest

**          Participant-directed investments, cost basis not presented

See Report of Independent Registered Public Accounting Firm

MAINSOURCE FINANCIAL GROUP, INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 11-K

December 31, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on their behalf by the undersign, there unto duly authorized.

MAINSOURCE FINANCIAL GROUP,
INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 27, 2016	/s/ James M. Anderson
James M. Anderson
Executive Vice President & Chief
Financial Officer
MainSource Financial Group, Inc.

EXHIBIT INDEX

23.1 Consent of Independent Registered Public Accounting Firm